SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON March 28th, 2019

DATE, TIME AND PLACE: On March 28th, 2019, at 11:05 a.m., at the head office of TIM Participações S.A. (“Company”), located at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing 87.19% of the total capital stock, including holders of the American Depositary Receipts, these representing percentage of 12.89% of the total capital stock, pursuant to (1) the signatures on the Shareholders’ Attendance Book; and (2) by the valid distance voting ballots received on the terms of the CVM rules. Also attended the meeting Messrs. Sami Foguel, Diretor Presidente; Adrian Calaza, Chief Financial Officer and Diretor de Relações com Investidores; Giovane Costa, Human Resources Officer; Jaques Horn, Diretor Jurídico; Walmir Kesseli, Chairman of the Fiscal Council; Alberto Emmanuel Carvalho Whitaker, member of the Board of Directors and Coordinator of the Statutory Audit Committee; and Herculano Anibal Alves, member of the Board of Directors and Chairman of the Control and Risks Committee. It is registered the attendance of Mr. Alexandre Alvares, representative of the Company’s independent auditors, PricewaterhouseCoopers Brasil Ltda. (“PwC”), and Mrs. Leticia Salles, representative of Advisia Consultoria de Gestão Empresarial Ltda.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

PUBLICATIONS AND SUMMONS: (1) The management’s report, the financial statements, the Fiscal Council’s opinion, the Statutory Audit Committee’s Report and the independent auditors’ report, related to the fiscal year ended on December 31st, 2018, were published on February 25th, 2019, on pages 5 to 17 of  the Official Gazette of the State of Rio de Janeiro; on pages B13 to B21 of the Valor Econômico; and (2) The Call Notice was published on February 27tht, 28th and on March 7th, 2019, on pages 94, 94 and 23 of the Official Gazette of the State of Rio de Janeiro; and on February 27th, 28th and on March 1st, 2019, on pages B7, B5 and B5 of the Valor Econômico, respectively.

On Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2018; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2018 and the distribution of dividends by the Company; (3) To resolve on the composition of the Board of Directors of the Company; (4) To elect the Company’s Board Members; (5) To resolve on the composition of the Fiscal Council of the Company; (6) To elect the effective and alternate members of the Fiscal Council; and (7) To resolve on the Compensation Proposal for the Company’s Administrators, members of the Committees and the members of the Fiscal Council of the Company, for the year of 2019.

On Extraordinary Shareholders’ Meeting: (1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 12th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM S.A., on the other hand.

RESOLUTIONS: First, the Chairman of the Board registered, on yesterday's date, the receipt by the Company of the corporate documentation sent by the company DOCAS INVESTIMENTOS LTDA. in which it claims to be qualified to exercise voting rights in this Meeting as successor by incorporation of JVCO Participações Ltda., in the amount of 21,734,771 (twenty-one million, seven hundred and thirty-four thousand, seven hundred and seventy-one) common shares currently held by fiduciary of the also shareholder TIM Brasil Serviços e Participações S.A. Regardeless of the fact that such merger would have been implemented in September of 2018 and, what appears in the records of its bookkeeping agent and of the Company itself, was never previously notified, the Board decided to comply with the request for participation and exercise of the voting rights by DOCAS INVESTIMENTOS LTDA. at this Ordinary and Extraordinary Shareholders’ Meeting, without prejudice to any shareholders rights on questioning such participation and the votes to be cast by it on the matters included in the Agenda. Then, the Chainman proposed: (1) the dismissal of the reading of the documents related to the agenda to be discussed on this Annual and Extraordinary Shareholders’ Meeting, according to the Section 134 of the Law Nr. 6,404/76, taking into account that the shareholders are fully aware of the contents thereof; (2) the recording of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of Law Nr. 6,404/76, respectively; (3) the voting statements, abstentions, protests and dissidences, eventually casted, were received, numbered and certified by the Board, and be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of Law Nr. 6,404/76; and (4) that the minutes of the Annual and Extraordinary Shareholders’ Meeting be recorded as a single document, pursuant to Section 131, sole paragraph, of the Law Nr. 6,404/76.

The shareholders attending the meeting agreed with the proposals presented by the Chairman. Next, the Chairman read the consolidated voting map of the votes received by the distance voting ballots, which was distributed to the attendees and was also available for consultation, pursuant to the Section 21-W, paragraph 4 of CVM Instruction Nr. 481. Finally, after analysis and discussion of the items in the Agenda, the shareholders resolved:

On Annual Shareholders’ Meeting:

(1) To approve, by the majority of the votes casted, corresponding approximately to 95.41% of the votes in favor, as per the consolidated voting map attached hereto, the management’s report and the individual and consolidated financial statements of the Company, related to the fiscal year ended on December 31st, 2018, which were duly audited by the independent auditors of the Company, PwC, with its respective report, as well as with the opinion of the Company’s Fiscal Council and the report of the Company’s Statutory Audit Committee;

(2) To approve, by the majority of votes casted, corresponding approximately to 99.99% of the votes in favor, as per the consolidated voting map attached hereto, the management’s proposal to allocate the results related to the fiscal year of 2018, along with the opinion of the Fiscal Council, which contemplates that the net profit of the fiscal year 2018, in the amount of two billion, five hundred and forty-five million, one hundred and one thousand, thirty-two Reais and one cent (R$2,545,101,032.01), shall be allocated as follows:

(2.1) For the Profit Reserve, it shall be allocated the amount of one hundred and forty-six million, four hundred and fifty-four thousand, five hundred and sixty-two Reais and two cents (R$146,454,562.02), related to the tax benefit amount of income tax reduction incurred in the fiscal year of 2018;

(2.2) To the Legal Reserve, according to Section 193 of the Law Nr. 6,404/76, five percent (5%) of the 2018 net profits, in the amount of one hundred and nineteen million, nine hundred and thirty-two thousand, three hundred and twenty-three Reais and fifty cents (R$119,932,323.50);

(2.3) As interest on shareholders’ equity (gross), the amount of eight hundred and forty-nine million, nine hundred and ninety-three thousand, eight hundred and seven Reais and forty-eight cents (R$849,993,807.48), approved along the year of 2018 and paid in August 10th, 2018, November 12th, 2018 and January 24th, 2019, as follows: (i) the amount of five hundred sixty-nine million, six hundred and seventy-eight thousand, five hundred and thirty-six Reais and sixty-two cents (R$ 569,678,536.62) is imputed to the amount of the mandatory minimum dividend; and (ii) the remaining amount of two hundred and eighty million, three hundred and fifteen thousand, two hundred and seventy Reais and eighty six cents (R$280,315,270.86) was distributed as additional dividends to the mandatory minimum set forth in the Company's By-Laws; and

(2.4) For the Statutory Reserve for Expansion, pursuant to the Company’s By-Laws, the remaining balance of the net profits, in the amount of one billion, four hundred and twenty-eight million, seven hundred and twenty thousand, three hundred and thirty-nine Reais and one cent (R$1,428,720,339.01).

(3) To approve, by the majority of the votes casted, corresponding approximately to 99.93% of the votes in favor, as per the consolidated voting map attached hereto, the composition of the Company's Board of Directors with 10 (ten) effective members.

(4) The Chairman informed those present that no shareholder requested the adoption of the multiple voting system. Then asked the minority shareholders present of their interest in requesting the voting in separate for the member of the Board of Directors referred to in Section 141, paragraphs 4 and 5, of Law Nr. 6,404/76; in view of the negative response of the attending shareholders, the slate of candidates composed by 10 (ten) effective members was put to vote, as per the  proposal of TIM Brasil Serviços e Participações S.A., which was approved by the majority of the votes casted, corresponding approximately to 97% of the votes in favor, as per the consolidated voting map attached hereto, therefore, the shareholders, in order to compose the Board of Directors, elected:

(i) Agostino Nuzzolo, Italian, married, bachelor in Sciences of Economic and Financial Security, Law and Economics, bearer of Italian passport Nr. YA3957635, in force until October 4th, 2022, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(ii) Alberto Emmanuel Carvalho Whitaker, Brazilian, married, administrator and lawyer, bearer of the identity card Nr. 2.025.093, issued by SSP/SP, enrolled in the CPF/MF under Nr. 002.337.738-00, domiciled at Alameda Itu, Nr. 823, Apt. 31, Cerqueira Cesar, in the City and State of São Paulo, Brazil;

(iii) Carlo Nardello, Italian, married, bachelor in Economics, bearer of Italian passport Nr. YB2353402, in force until January 3rd, 2028, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(iv) Elisabetta Romano, Italian, married, bachelor in Computer Science, bearer of Italian passport Nr. YA5549980, in force until September 16th, 2024, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(v) Gesner José de Oliveira Filho, Brazilian, married, Economist, bearer of the identity card Nr. 6.968.227, issued by SSP/SP, enrolled in the CPF/MF under Nr. nº 013.784.028-47, domiciled at Rua Hungria, Nr. 574, Jardim Europa, in the City and State of São Paulo, Brazil;

(vi) Herculano Anibal Alves, Brazilian, married, Economist, bearer of the identity card Nr. 5.306.068, issued by SSP/SP, enrolled in the CPF/MF under Nr. 463.463.178-49, domiciled at Rua Traipu, Nr. 214, Apt. 122, Perdizes, in the City and State of São Paulo, Brazil;

(vii) Nicandro Durante, Brasilian, married, Business Administrator, bearer of the identity card Nr. 3.414.387, issued by SSP/SC, enrolled in the CPF/MF under Nr. 807.277.948-68, domiciliated at Rua Almirante Guilhem, Nr. 85, Apt. 701, Leblon, City and State of Rio de Janeiro, Brazil;

(viii) Piergiorgio Peluso, Italian, married, bachelor in Science Economics, bearer of Italian passport Nr. YA7680167, in force until May, 26th, 2025, domiciled at Corso d’Italia, 41 – 00198, in the City of Rome, Italy;

(ix) Pietro Labriola, Italian, under stable union, bachelor in Business Administration, bearer of the Italian passport Nr. YB2380184, in force until March 22nd, 2028, domiciled at Via Marco Ulpio Trainano, Nr. 33-A, 20149, in the City of Milan, Italy; and

(x) Raimondo Zizza, Italian, married, bachelor in Electronic Engineering, bearer of the Italian passport Nr. YA4389152, in force until June 6th, 2023, domiciled at Corso d’Italia 41 – 00198, City of Rome, Italy.

It is registered that Messrs. Alberto Emmanuel Carvalho Whitaker, Gesner José de Oliveira Filho, Herculano Anibal Alves e Nicandro Durante are qualified as Independent Directors, pursuant to the Listing Rules of the Novo Mercado B3 S.A. – Brasil Bolsa Balcão (“B3”). The shareholder TIM Brasil Serviços e Participações S.A. stated that they have obtained from all the Directors hereby elected the confirmation that they have the necessary qualifications and meet the requirements established by the Law Nr. 6,404/76, by the CVM Instruction Nr. 367, and by the Company’s Bay-Laws in order to occupy the position of members of the Company’s Board of Directors. All the Directors hereby elected shall have term of office until the Annual Shareholders’ Meeting of the Company to be held in 2021, and will be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Law Nr. 6,404/76, the CVM Instruction Nr. 367, the Company’s Bay-Laws and the Listing Rules of Novo Mercado of B3, with the exception of Mr. Pietro Labriola, whose investiture and exercise of the position of member of the Company's Board of Directors depend on the respective visa to be granted by the Secretaria Nacional de Justiça, the Ministério da Justiça and the Segurança Pública, under the terms of the legislation in force, at which time he shall be granted all the necessary powers. Once this visa is granted, Mr. Pietro Labriola will present the term of investiture as well as other documents, duly signed, within the legal deadline. and the Company's By-Laws.

(5) To approve, by the majority of the votes casted, corresponding to approximately 99.3% of the votes in favor, as per the consolidated voting map attached hereto, the composition of the Fiscal Council of the Company with three (3) regular members and three (3) alternate members.

(6) The Chairman inquired the attending minority shareholders of their interest to request the vote in separate as Fiscal Council member, pursuant to Section 161, Paragraph 4, item ‘a’, of Law Nr. 6,404/76, having the shareholder DOCAS INVESTIMENTOS LTDA. appointed Mr. Elias de Matos Brito as regular member, and Mr. Roberto Luz Portella as alternate; the item was put to vote in separate, without the participation of the controlling shareholder TIM Brasil Serviços e Participações S.A.; as a result, by the majority of the votes casted, with the votes in favor of the shareholder DOCAS INVESTIMENTOS LTDA. was elected Mr. Elias de Matos Brito, Brazilian, married, Accountant, bearer of the identity card Nr. 074.806-03, issued by CRC-RJ, enrolled in the CPF/MF under number 816.669.777-72, domiciled on Rua Uruguaiana, 39, 18 andar, in the City and State of Rio de Janeiro, as regular member; and Mr. Roberto Luz Portella, Brazilian, married, Lawyer, bearer of Identity Card Nr. 1.830.755, issued by IFP, enrolled in the CPF/MF under Nr. 039.031.417-04, domiciled on Av. Horacio Lafer, 621, Apt. 101, in the City and State of São Paulo, Brazil, as alternate, being elected unanimously by the votes casted in by the minority of the shareholders who came forward on this resolution as per the consolidated voting map attached hereto.

The shareholder DOCAS INVESTIMENTOS LTDA. stated that they have obtained from the candidates they have appointed for the Fiscal Council and elected in the terms above have the necessary qualifications and meet the requirements established by the Law Nr. 6,404/76 and the Company's By-Laws to occupy the position of member of the Fiscal Council.

Next, it was put to vote the slate of candidates composed by 2 (two) regular members, and their respective alternate members, as per TIM Brasil Serviços e Participações S.A’s proposal, being approved, by the majority of the votes casted, corresponding to approximately 99.11%; as per the consolidated voting map attached hereto, in order to compose the Fiscal Council were elected:

(i) as regular member Mr. Walmir Kesseli, Brazilian, married, Economist, bearer of Identity Card No. 1.440.573-9, issued by SSP/PR, enrolled in the CPF/MF under Nr. 357.679.019-53, domiciled at Rua Emílio Cornelsen, Nr. 344, Apt. 602, Ahú, in the City of Curitiba, State of Paraná, Brazil, having as alternate Mr. Heinz Egon Lowen, Brazilian, married, Accountant, bearer of Identity Card No. 691.784-4, issued by SSP/PR, enrolled in the CPF/MF under Nr. 017.339.239-34, domiciled at Rua Baruch Spinoza, Nr. 274, City of São José dos Pinhais, State of Paraná, Brazil; and

(ii) as regular member Mr. Jarbas Tadeu Barsanti Ribeiro, Brazilian, married, Economist and Accountant, registered in the Conselho Regional de Economia of Rio de Janeiro under No. 8025, enrolled in the CPF/MF under Nr. 272.271.707-72, domiciled at Rua Professor Paula Buarque, Apt. 1.053, Parque São Vicente, City of Petrópolis State of Rio de Janeiro, Brazil, having as alternate member, Mrs. Anna Maria Cerentini Gouvea Guimarães, Brazilian, married, Engineer, bearer of the identity card No. 7101355, issued by SSP/SP, enrolled in the CPF/MF under No. 050.287.838-02, domiciled at Rua Comandante Julio de Moura, No. 439, Cobertura, Barra da Tijuca, City and State of Rio de Janeiro, Brazil;

The shareholder TIM Brasil Serviços e Participações S.A. who appointed the members of the Fiscal Council hereby elected, in the terms above, stated that they have the necessary qualifications and meet the requirements established by the Law Nr. 6,404/76 and the Company's Bylaws to occupy the position of member of the Fiscal Council.

It is registered that all the Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2020. The members shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Law Nr. 6,404/76, the Company's Bylaws and the Listing Rules of Novo Mercado of B3.

(7) To approve, by the majority of the votes casted, corresponding to approximately 97.63% of the votes in favor, as per the consolidated voting map attached hereto, the compensation proposal for the administrators for the fiscal year of 2019, as follows:
(i) Compensation to the Board of Directors: total annual compensation in the amount of four million, eight hundred and sixty thousand Reais (R$4,860,000.00), to be granted to the Directors individually, in accordance with the criteria to be resolved by the Board of Directors;

(ii) Compensation to the Committee’s members: total annual compensation in the amount of one million, nine hundred and forty-four thousand Reais (R$1,944,000.00) to be granted to the members of the Board of Directors’ advisory Committees, pursuant to the criteria to be resolved by the Board of Directors;

(iii) Compensation to the Fiscal Council’s members: total annual compensation in the amount of five hundred and four thousand Reais (R$504,000.00); and

(iv) Compensation to the Board of Officers: total annual compensation in the amount of twenty-nine million, nine hundred and eighty-eight thousand Reais (R$29,988,000.00), provided that from such total, the amount to be paid is divided in: 34.9% correspond to the fixed compensation, and 65.1% to the variable compensation.

The Board clarified that the compensation amounts approved hereby are net, not considering the amounts due from social security contributions (INSS). The compensation, including the social security contribution, is expressly highlighted on the Management Proposal submitted to the Shareholders (item 9).

On Extraordinary Shareholders’ Meeting:

(1) To approve, by the majority of votes casted, corresponding to approximately 95.42% of the votes in favor of the shareholders that came forward on this resolution, as per the consolidated voting map attached hereto, being expressly registered the abstention of vote by the controlling shareholder TIM Brasil Serviços e Participações S.A., the 12 (twelve) month extension of the Cooperation Support Agreement (“Agreement”) between Telecom Italia S.p.A., on one side, and the Company and its subsidiary, TIM S.A., on the other side, until April 30th, 2020, and in the amount corresponding in Reais of up to eight million, seven hundred and ninety-eight thousand, nine hundred and forty-three Euros (€8,798,943), according to the proposal submitted to the Statutory Audit Committee and to the Board of Directors at their respective meeting held on February 19th, 2019, all in accordance with the documents previously disclosed on the websites of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, about the contract’s background, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Annual and Extraordinary Shareholders’ Meeting, which were properly presented and computed in the resolutions above, having the shareholder DOCAS INVESTIMENTOS LTDA. casted written vote against the subject voted in the item (1) of the Extraordinary Shareholders’ Meeting, which were duly received and initialed by the Board.

VOTING MAP: Pursuant to Section 30, paragraph 4, of the CVM Instruction Nr. 480, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution, as well as the respective percentage.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read, approved by all the shareholders present and executed by the Chairman, by the Secretary of the Board and by the present Shareholders.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), March 28th, 2019.

JAQUES HORN
Secretary of the Board

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

FINAL VOTE REPORT

TIM Participações S.A. (“Company”) (B3: TIMP3 e NYSE: TSU), in compliance with the provisions of CVM Instruction No 481/09, hereby informs its shareholders, the market in general and other interested parties, the final vote report (table below), related the matters submitted for deliberation in Annual and Extraordinary Meeting of Shareholders realized on March 28th, 2019.

Rio de Janeiro, March 28th, 2019.

TIM Participações S.A.
Adrian Calaza
Investor Relations
and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:March 28, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.